Filed Pursuant to Rule 424(b)(7)
Registration No. 333-215506

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Share (1)	Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Class A Common stock, par value $0.01 per share	24,930	$12.2788	$306,110.48	$38.11

(1)	Estimated solely for purposes of calculating the registration fee. The estimate has been computed in accordance with Rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”), and is calculated based upon the average of the high and low sales prices of the Class A common stock on October 31, 2017, as reported on the New York Stock Exchange.
(2)	The registration fee has been calculated in accordance with Rules 457(r) under the Securities Act.

PROSPECTUS SUPPLEMENT NO. 3

(To Prospectus Dated January 10, 2017)

24,930 Shares

Class A Common Stock

Unless otherwise noted or unless the context otherwise requires, all references in this prospectus supplement no. 3 to “we,” “us,” “our,” “Colony NorthStar,” “the Company” or similar references means Colony NorthStar, Inc., including its subsidiaries.

This prospectus supplement no. 3 updates the prospectus dated January 10, 2017, as supplemented by the prospectus supplements dated January 10, 2017 and August 14, 2017, relating to the resale by selling stockholders of shares of Class A common stock of Colony NorthStar (“Class A common stock”) issuable under certain circumstances upon the exchange of the 5.375% Exchangeable Senior Notes due 2033 of our subsidiary NRF Holdco, LLC (“NRF Holdco”), which we refer to herein as the “Notes.”

The Notes were initially issued and sold by NorthStar Realty Finance Limited Partnership (“Old NRF LP”) in private transactions on June 19, 2013 and July 1, 2013. Old NRF LP was merged out of existence on June 30, 2014 and the Notes were assumed by NorthStar Realty Finance Corp. (“NRF”), pursuant to a supplemental indenture dated June 30, 2014 and subsequently assumed by NRF’s new operating partnership, NorthStar Realty Finance Limited Partnership (“NRF LP”), pursuant to a second supplemental indenture dated March 13, 2015. On January 10, 2017, NRF LP was merged with and into NRF with NRF surviving the merger, and then a wholly owned subsidiary of NRF was merged with and into the Company, with the Company surviving the merger. NRF Holdco assumed all of the Notes pursuant to a third supplemental indenture dated January 10, 2017.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 7 of the accompanying prospectus dated January 10, 2017, and on page 14 of our Annual Report on Form 10-K for the year ended December 31, 2016.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement no. 3 is November 1, 2017.

SELLING STOCKHOLDERS

The following information supplements the information set forth under the caption “Selling Stockholders” in the prospectus dated January 10, 2017, as supplemented by the prospectus supplements dated January 10, 2017 and August 14, 2017. The following updated information is based upon information provided to us by certain holders of the Notes who elected to exchange their Notes (the “Exchanging Noteholders”) and is accurate to the best of our knowledge as of November 1, 2017.

The following table sets forth, as of November 1, 2017, with respect to the Exchanging Noteholders, the number of shares of Class A common stock (i) that the Exchanging Noteholders beneficially owned as of that date and (ii) that is expected to be beneficially owned by the Exchanging Noteholders immediately after the exchange of their Notes, based on our current “Share Settlement” election, as described in Section 4.11(a)(1) of the indenture governing the Notes. The information is based on information provided by or on behalf of the Exchanging Noteholder. The percent of shares of Class A common stock beneficially owned following the exchange is based on 546,505,873 shares of Class A common stock outstanding as of October 31, 2017, plus the number of shares of Class A common stock issuable upon exchange of the Notes beneficially owned by all of the Exchanging Noteholders listed in the table below.

Unless otherwise indicated in the footnotes below, we believe that the Exchanging Noteholders will have sole voting and investment power with respect to all shares beneficially owned. Because the Exchanging Noteholders may offer, pursuant to this prospectus supplement no. 3, all or some portion of the Class A common stock listed below, no estimate can be given as to the amount of Class A common stock that will be held by the Exchanging Noteholders upon consummation of any sales. In addition, the Exchanging Noteholders may have sold, transferred or otherwise disposed of, in transactions exempt from registration requirements of the Securities Act of 1933, as amended, or the Securities Act, some or all of their Notes or Class A common stock since the date as of which such information was provided to us.

Unless otherwise set forth below, the Exchanging Noteholders have not had any material relationship with us or any of our predecessors or affiliates within the past three years, other than as a noteholder and, if applicable, as a stockholder.

Information about Exchanging Noteholders may change over time. Any changed information given to us by Exchanging Noteholders will be set forth in prospectus supplements or amendments to the prospectus dated January 10, 2017 if and when necessary.

	Shares Beneficially Owned Before Offering by the Exchanging Noteholders		Number of Shares Being Offered For Resale by the Exchanging	Shares Beneficially Owned After Offering by the Exchanging Noteholders
Name	Number	Percent(1)	Noteholders(2)	Number(2)	Percent
Pine River Master Fund Ltd.(3)	24,930	*	24,930	—	—

*	Less than 1%.
(1)	Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934, as amended, using 546,505,873 shares outstanding on October 31, 2017, plus the number of shares of Class A common stock issuable upon exchange of the Notes beneficially owned by all of the Exchanging Noteholders listed in the table. However, we did not assume exchange of any other holder’s Notes.
(2)	Assumes the Exchanging Noteholders sell (i) all of the Class A common stock being issued to the Exchanging Noteholders upon exchange of the Notes, and (ii) none of the Class A common stock beneficially owned by the Exchanging Noteholders, if any, prior to the exchange.
(3)	Mr. Brian Taylor has voting or dispositive power over the shares held by Pine River Master Fund Ltd. The address of the Exchanging Noteholder is c/o Pine River Capital Management L.P., 601 Carlson Parkway, 7th Floor, Minnetonka, MN 55305.